                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                   LADENBURG THALMANN FINANCIAL SERVICES, INC.
                   -------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    50575Q102
                                    ---------
                                 (CUSIP Number)

                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

CUSIP NO. 50575Q102                             PAGE    2     OF    9    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NEW VALLEY CORPORATION
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (See Instructions)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          WC
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    21,589,465 (including 3,080,769 shares
   SHARES                      acquirable upon conversion of Notes)
 BENEFICIALLY          --------------------------------------------------------
  OWNED BY             (8)     SHARED VOTING POWER
    EACH                       -0-
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER
                               21,589,465 (including 3,080,769 shares
                               acquirable upon conversion of Notes)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,589,465 (including 3,080,769 shares
          acquirable upon conversion of Notes)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          53.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          CO
          ---------------------------------------------------------------------

CUSIP NO. 50575Q102                             PAGE    3     OF    9    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NEW VALLEY HOLDINGS, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (See Instructions)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          CO; HC
          ---------------------------------------------------------------------

CUSIP NO. 50575Q102                             PAGE    4     OF    9    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BGLS INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (See Instructions)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          CO; HC
          ---------------------------------------------------------------------

CUSIP NO. 50575Q102                             PAGE    5     OF    9    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          VECTOR GROUP LTD.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (See Instructions)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          CO; HC
          ---------------------------------------------------------------------

CUSIP NO. 50575Q102                             PAGE    6     OF    9    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BENNETT S. LEBOW
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (See Instructions)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          IN
          ---------------------------------------------------------------------

         This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2001 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $.0001 per share (the "Common Stock"), of Ladenburg Thalmann Financial Services, Inc. (formerly known as GBI Capital Management Corp.), a Florida corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         The Company, New Valley, LTGI, Ladenburg and Berliner entered into Amendment No. 1 to the Purchase Agreement dated April 25, 2001 (the "Amendment"). A copy of the Amendment is incorporated by reference as Exhibit J. Under the Amendment, the parties agreed to a new net worth adjustment provision pursuant to which the number of shares of Common Stock issued to New Valley and Berliner and the conversion price of the Notes issued to New Valley and Berliner will be adjusted based on the respective changes in the total stockholder equities of Ladenburg and the Company through the end of the calendar month immediately preceding the month in which the closing of the transaction occurs. However, the conversion price of the Notes may not be decreased below a price that would result in the total number of additional shares of Common Stock issuable upon conversion of the Notes exceeding 80% of the sum of additional shares issued to New Valley and Berliner as per the stock adjustment and the number of additional shares issued to Frost-Nevada as a result of an amendment to the loan agreement.

         On May 7, 2001, the parties consummated the transactions contemplated by the Purchase Agreement and the Amendment. Accordingly, the changes in stockholder equities of Ladenburg and the Company will be determined through April 30, 2001. Although the final figures with respect to such stockholder equities are not yet available, based upon the parties' estimates, New Valley would receive 2,595,747 additional shares of Common Stock, and assuming the conversion price is reduced from $2.60 to $2.2426 under the new adjustment provisions, 491,016 additional shares of Common Stock upon conversion of the Notes held by it. Based on the estimated stockholder equities, New Valley would beneficially own approximately 56.3% of the Common Stock following the adjustment.

         Following consummation of the transaction, GBI Capital Management Corp. changed its name to Ladenburg Thalmann Financial Services, Inc. and its shares will trade on the American Stock Exchange under the symbol "LTS". Effective on the day of closing, Robert J. Eide and Henry C. Beinstein were appointed to the Board of Directors of the Company by New Valley pursuant to the Investor Rights Agreement.

         Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.


                               Page 7 of 9 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(c) of the Schedule 13D is hereby amended to add the following:

         (c) In connection with their appointment to the Board of Directors of the Company on May 7, 2001, Messrs. Bennett S. LeBow, Howard M. Lorber, Robert
J. Eide and Henry C. Beinstein each received options to purchase 20,000 shares of Common Stock. Additionally, Victor M. Rivas received an option to purchase 1,000,000 shares of Common Stock. None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of their respective directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended to add the following:

         See Item 4 with respect to the Amendment. A copy of the Amendment is incorporated by reference in Exhibit J. See also Item 5(c) with respect to the grant of options to purchase shares of Common Stock to Messrs. LeBow, Lorber, Eide, Beinstein and Rivas.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to add the following exhibit:

Exhibit J:        Amendment No. 1 to Stock Purchase Agreement, dated April 25,
                  2001, among GBI Capital Management Corp., New Valley
                  Corporation, Ladenburg, Thalmann Group Inc., Berliner
                  Effektengesellschaft AG and Ladenburg, Thalmann & Co. Inc.
                  (incorporated by reference to Exhibit 10.6 in New Valley's
                  Current Report on Form 8-K dated May 7, 2001).


                               Page 8 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2001

                                          NEW VALLEY CORPORATION

                                          By:  /s/ Richard J. Lampen
                                               ---------------------------------
                                               Name:    Richard J. Lampen
                                               Title:   Executive Vice President


                                          NEW VALLEY HOLDINGS, INC.

                                          By:  /s/ Richard J. Lampen
                                               ---------------------------------
                                               Name:    Richard J. Lampen
                                               Title:   Executive Vice President


                                          BGLS INC.

                                          By:  /s/ Richard J. Lampen
                                               ---------------------------------
                                               Name:    Richard J. Lampen
                                               Title:   Executive Vice President


                                          VECTOR GROUP LTD.

                                          By:  /s/ Richard J. Lampen
                                               ---------------------------------
                                               Name:    Richard J. Lampen
                                               Title:   Executive Vice President


                                          BENNETT S. LEBOW
                                          By:  New Valley Corporation

                                          By:  /s/ Richard J. Lampen
                                               ---------------------------------
                                               Name:    Richard J. Lampen
                                               Title:   Executive Vice President


                               Page 9 of 9 Pages